SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Mylan Laboratories Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.50 per share
(Titles of Class of Securities)

628530107
(CUSIP Number of Class of Securities)

Edward J. Borkowski
Chief Financial Officer
Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
(724) 514-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

Copies To:
Roger S. Aaron, Esq.
Eric L. Cochran, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,000,000,000	$117,700

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 48,780,487 shares of outstanding common stock of Mylan Laboratories Inc., par value $0.50 per share, at the maximum tender offer price of $20.50 per share.

**	The amount of the filing fee equals $117.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $117,700	Filing Party: Mylan Laboratories Inc.
Form or Registration No.: Form S-4, File No. 333-118828	Date Filed: September 3, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

          This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Mylan Laboratories Inc., a Pennsylvania corporation (“Mylan” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Mylan’s offer to purchase for cash of up to 48,780,487 shares of its common stock, par value $0.50 per share, including the associated preferred stock purchase rights (the “Common Stock”), or such lesser number of shares of Common Stock as is properly tendered and not properly withdrawn (the “Shares”), at a price not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest. Mylan’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2005 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.
          All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.
          The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.
          (a) The name of the issuer is Mylan Laboratories Inc., a Pennsylvania corporation. The address of Mylan’s principal executive offices is 1500 Corporate Drive, Canonsburg, Pennsylvania 15317. Mylan’s telephone number is (724) 514-1800.
          (b) This Schedule TO relates to the Company’s Common Stock, of which there were 269,448,868 shares issued and outstanding as of June 14, 2005. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
          (c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.
          (a) Mylan Laboratories Inc. is the filing person and subject company. The address of Mylan’s principal executive offices is 1500 Corporate Drive, Canonsburg, Pennsylvania 15317. Mylan’s telephone number is (724) 514-1800.

          Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Mylan:

Name	Position

Milan Puskar	Chairman
Robert J. Coury	Vice Chairman and Chief Executive Officer
Edward J. Borkowski	Chief Financial Officer
Louis J. DeBone	President and Chief Operating Officer
John P. O’Donnell	Chief Scientific Officer
Stuart A. Williams	Chief Legal Officer and Director
Wendy Cameron	Director
Laurence S. DeLynn	Director
Douglas J. Leech	Director
Joseph C. Maroon	Director
Rod Piatt	Director
Patricia A. Sunseri	Director
C.B. Todd	Director
Randall L. Vanderveen	Director
          The business address and telephone number for all of the above directors and executive officers are c/o Mylan Laboratories Inc., 1500 Corporate Drive, Canonsburg, Pennsylvania 15317 and (724) 514-1800.

ITEM 4.	Terms of the Transaction.
          (a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.
          (a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
          (a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.
          (a)(1)(iv) Not applicable.
          (a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension Of The Offer; Termination; Amendment”) is incorporated herein by reference.
          (a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.
          (a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.
          (a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

          (a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.
          (a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
          (a)(1)(xi) Not applicable.
          (a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Certain U.S. Federal Income Tax Consequences”) is incorporated herein by reference.
          (a)(2)(i-vii) Not applicable.
          (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
          Mylan has been advised that none of its affiliates intend to tender their shares of Common Stock in the offer.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.
          (e) The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.
          (a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.
          (b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.
          (c)(1-10) The information set forth in the sections of the Offer to Purchase titled “Introduction,” and “Summary Term Sheet,” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”); Section 9 (“Source and Amount of Funds”); Section 11 (“Certain Information Concerning Mylan”) and Annex A (“Mylan Laboratories Inc. — Press Release dated June 14, 2005”) is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.
          (a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.
          (a) and (b) The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
          Except as described above, to the best of knowledge of the Company, no other persons specified in Instruction 1 to Item 1008(b) of Regulation M-A affected any transaction in the Common Stock during the past 60 days.

ITEM 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
          (a) The information set forth in the sections of the Offer to Purchase titled “Introduction,” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	Financial Statements.
          (a) The information set forth in Section 10 (“Certain Financial Information”) of the Offer to Purchase and the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 is incorporated herein by reference.
          (b) and (c) The information set forth in Section 10 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	Additional Information.
          (a)(1) The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
          (a)(2) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
          (a)(3) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
          (a)(4) The information set forth in Section 2 (“Purpose Of The Offer; Certain Effects Of The Offer”) of the Offer to Purchase is incorporated herein by reference.
          (a)(5) None.
          (b) The information set forth in the Offer to Purchase, the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated June 16, 2005.*
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Shareholders, dated June 16, 2005.*
(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Form of Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan.*
(a)(5)(A)	Form of Summary Advertisement.*
(a)(5)(B)	Press Release issued by the registrant on June 16, 2005.*
(b)	Commitment Letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of June 13, 2005.*
(d)(1)	Rights Agreement dated as of August 22, 1996, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 4.1 to Form 8-K filed with the SEC on September 3, 1996, and incorporated herein by reference.

(d)(2)	Amendment to Rights Agreement dated as of November 8, 1999, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 1 to Form 8-A/A, filed with the SEC on March 31, 2000.
(d)(3)	Amendment No. 2 to Rights Agreement dated as of August 13, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on August 16, 2004, and incorporated herein by reference.
(d)(4)	Amendment No. 3 to Rights Agreement dated as of September 8, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 9, 2004, and incorporated herein by reference.
(d)(5)	Amendment No. 4 to Rights Agreement dated as of December 2, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on December 3, 2004, and incorporated herein by reference.
(d)(6)	Mylan Laboratories Inc. 1986 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1993, and incorporated herein by reference.
(d)(7)	Mylan Laboratories Inc. 1997 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, and incorporated herein by reference.
(d)(8)	Mylan Laboratories Inc. 1992 Nonemployee Director Stock Option Plan, as amended to date, filed as Exhibit 10(l) to Form 10-K for the fiscal year ended March 31, 1998, and incorporated herein by reference.
(d)(9)	Mylan Laboratories Inc. 2003 Long-Term Incentive Plan, filed as Appendix A to Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 23, 2003, and incorporated herein by reference.
(d)(10)	Executive Employment Agreement dated July 22, 2002, between the registrant and Robert J. Coury, filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(11)	Amendment No. 1 to Executive Employment Agreement dated as of December 15, 2003, between the registrant and Robert J. Coury, filed as Exhibit 10.15(a) to Form 10-Q for the quarter ended December 31, 2003, and incorporated herein by reference.
(d)(12)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and Edward J. Borkowski, filed as Exhibit 10.27 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
(d)(13)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and Louis J. DeBone, filed as Exhibit 10.28 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
(d)(14)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and John P. O’Donnell, filed as Exhibit 10.29 to Form 8-K, filed with the SEC on December 3, 2004 and incorporated herein by reference.
(d)(15)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and Stuart A. Williams, filed as Exhibit 10.30 to Form 10-Q/A for the quarter ended September 30, 2004, and incorporated herein by reference.
(d)(16)	Form of Employment Agreement dated as of December 15, 2003, between the registrant and certain executive officers (other than named executive officers), filed as Exhibit 10.18 to Form 10-Q for the quarter ended December 31, 2003, and incorporated herein by reference.
(d)(17)	Penederm Incorporated Employee Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65329.

(d)(18)	Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65327.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.

ITEM 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mylan Laboratories Inc.

By:	/s/ Edward J. Borkowski

Name: Edward J. Borkowski

Title:	Chief Financial Officer
Date: June 16, 2005

INDEX TO EXHIBITS

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase dated June 16, 2005.*
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Shareholders, dated June 16, 2005.*
(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Form of Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan.*
(a)(5)(A)	Form of Summary Advertisement.*
(a)(5)(B)	Press Release issued by the registrant on June 16, 2005.*
(b)	Commitment Letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of June 13, 2005.*
(d)(1)	Rights Agreement dated as of August 22, 1996, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 4.1 to Form 8-K filed with the SEC on September 3, 1996, and incorporated herein by reference.
(d)(2)	Amendment to Rights Agreement dated as of November 8, 1999, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 1 to Form 8-A/A, filed with the SEC on March 31, 2000.
(d)(3)	Amendment No. 2 to Rights Agreement dated as of August 13, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on August 16, 2004, and incorporated herein by reference.
(d)(4)	Amendment No. 3 to Rights Agreement dated as of September 8, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 9, 2004, and incorporated herein by reference.
(d)(5)	Amendment No. 4 to Rights Agreement dated as of December 2, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on December 3, 2004, and incorporated herein by reference.
(d)(6)	Mylan Laboratories Inc. 1986 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1993, and incorporated herein by reference.
(d)(7)	Mylan Laboratories Inc. 1997 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, and incorporated herein by reference.
(d)(8)	Mylan Laboratories Inc. 1992 Nonemployee Director Stock Option Plan, as amended to date, filed as Exhibit 10(l) to Form 10-K for the fiscal year ended March 31, 1998, and incorporated herein by reference.
(d)(9)	Mylan Laboratories Inc. 2003 Long-Term Incentive Plan, filed as Appendix A to Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 23, 2003, and incorporated herein by reference.
(d)(10)	Executive Employment Agreement dated July 22, 2002, between the registrant and Robert J. Coury, filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(11)	Amendment No. 1 to Executive Employment Agreement dated as of December 15, 2003, between the registrant and Robert J. Coury, filed as Exhibit 10.15(a) to Form 10-Q for the quarter ended December 31, 2003, and incorporated herein by reference.

Exhibit
Number	Document

(d)(12)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and Edward J. Borkowski, filed as Exhibit 10.27 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
(d)(13)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and Louis J. DeBone, filed as Exhibit 10.28 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
(d)(14)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and John P. O’Donnell, filed as Exhibit 10.29 to Form 8-K, filed with the SEC on December 3, 2004 and incorporated herein by reference.
(d)(15)	Executive Employment Agreement dated as of July 1, 2004, between the registrant and Stuart A. Williams, filed as Exhibit 10.30 to Form 10-Q/A for the quarter ended September 30, 2004, and incorporated herein by reference.
(d)(16)	Form of Employment Agreement dated as of December 15, 2003, between the registrant and certain executive officers (other than named executive officers), filed as Exhibit 10.18 to Form 10-Q for the quarter ended December 31, 2003, and incorporated herein by reference.
(d)(17)	Penederm Incorporated Employee Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65329.
(d)(18)	Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65327.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.